Exhibit 99.1

Stolt Offshore S.A.                                            [Graphic Omitted]

A subsidiary of        c/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England

NEWS RELEASE

                                      Contact:  Julian Thomson
                                                US +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com

                               STOLT OFFSHORE S.A.
                            REPORTS YEAR END RESULTS

London, England - February 26, 2003 - Stolt Offshore S.A. (Nasdaq: SOSA: Oslo Stock Exchange: STO) today reported results for the fourth quarter and the year ended November 30, 2002. The net loss for the latest quarter was $139.7 million or $1.65 per share, which includes write-offs totaling $115.4 million in respect of the impairment of goodwill and fixed assets, on net operating revenue of $441.1 million. The loss excluding these one-off items was $24.3 million or $0.29 per share. This compares with a net loss in the prior period of $2.0 million or $0.02 per share before the charge of $7.9 million relating to the impairment of the Comex trade name. The net loss, including this impairment charge, for the prior period was $9.9 million or $0.11 per share on net operating revenue of $417.3 million.

The fourth quarter impairment charge includes $106.4 million in respect of goodwill, of which $103.0 million relates to the 1998 acquisition of Ceanic, in the North America region. In addition, we recorded an impairment charge of $9.0 million in respect of certain tangible fixed assets, which includes our share of an impairment charge recorded by the NKT Flexibles joint venture.

The weighted-average number of common share equivalents outstanding for the quarter was 84.7 million, compared with 87.2 million for the same period of 2001.

The net loss for the year ended November 30, 2002 was $151.9 million, or $1.79 per share, after an impairment charge of $115.4 million, offset by a $8.0 million gain on the disposal of Big Inch Marine Systems reported earlier in the year, on net operating revenue of $1.4 billion. The loss excluding these items was $44.5 million, or $0.52 per share. This compares with a net loss of $6.3 million, or $0.07 per share before the intangible charge, and $14.2 million or $0.16 per share after the intangible charge, on net operating revenue of $1.3 billion for the same period in 2001. The weighted-average number of common share equivalents outstanding for fiscal 2002 was 85.0 million compared with 87.2 million for the same period of 2001.

Commenting on the results Niels G. Stolt-Nielsen, Interim Chief Executive Officer, said, "During the quarter we wrote off goodwill on earlier acquisitions and finished the year with a net loss, excluding non-recurring items, of $44.5 million, which is close to our earlier guidance. Clearly this result is very disappointing, and reflects the negative outcome of several EPIC contracts.

However, we strongly believe that the actions we have taken to strengthen the tendering and execution of EPIC contracts will, in due course, resolve the root causes of these project difficulties. Further, we renegotiated and finalised the covenants on our two major credit facilities and, as recently announced, we have hired a new CEO and CFO.

"The Board approved the write off of $106.4 million of goodwill in relation to the Ceanic acquisition and other items. In particular, the decision on the impairment of the Ceanic goodwill was taken because of continuing disappointing results in the North America Region since this acquisition. These goodwill impairments are non-cash accounting items and as such they have no impact on our debt covenants. The only remaining goodwill of $6.0 million relates to the acquisition of the Paragon companies, which continue to achieve good results.

"During the quarter in West Africa we progressed the pipelay on the Offshore Gas Gathering System for Shell in Nigeria. We continued to experience difficulties with local logistics on this project however the main pipelay programme from the LB200 is now complete. We started the fabrication phase of the Shell Forcados Yokri project. We progressed the design engineering phase of the ChevronTexaco Sanha Condensate project, which is now 80% complete and we progressed the procurement and fabrication aspects of this project. We completed the Marathon Tchatamba project in Gabon.

"In Angola we mobilised for the second phase of the Girassol project where all of the subsea pipe bundles are now in place. The Seaway Polaris has installed the manifolds and is now laying the last two flowlines. The tie-in programme using the MATIS system is progressing. In the Mediterranean, we progressed the Scarab and Saffron project. Most of the subsea installation work is now complete. The commissioning process has now started with first gas anticipated shortly.

"In the UK, the BP Mirren and Madoes project was completed ahead of schedule to the considerable satisfaction of our customer. The main pipeline scope of work on the Conoco CMS project was completed to meet the first gas target date and the first phase of the ATP Helvellyn platform tie-in was successfully completed.

"In Norway the design, procurement and subcontract work commenced on the Norsk Hydro Vigdis Extension and TotalFinaElf Skirne Byggve projects. Engineering work commenced on the Lyse Rogass project requiring the installation of 46km of gas pipeline in up to 580 metres of water between Karsto and Risavika.

"In Gulf of Mexico work commenced on the Duke Energy Hubline pipelay project in Boston Harbour where the main trunkline has been laid by the DLB 801. Our shallow water fleet in the Gulf was occupied with inspection and repair work following the arrival of Hurricane Lili in October. Three umbilical lay projects were awarded for the Seaway Falcon. These are on the Shell Princess and Mensa fields and the Pinnacle Energy Mississippi Canyon 837 field. These projects are now completed. The activity level in this region for both shallow and deepwater work remains low.

"In Brazil the two long term contracts for Petrobras continued to perform well.

"In Asia Pacific we progressed Phase 8 of the TotalFinaElf Tunu pipelay project and commenced the shallow water pipelay for Tunu Phase 9 which is now completed.


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

"Our backlog now stands at $1.6 billion of which $1.1 billion is for 2003. This compares with a backlog of $1.6 billion at this time last year of which $930 million was for 2002. We expect the utilisation for the deepwater and heavy construction fleet for 2003 to be similar to 2002 at 80%. The outlook for large diameter pipelay is however weaker than last year. We expect lower utilisation for the LB200 pipelay barge for which we have just eleven weeks of work booked to date compared to six months work at this time last year. The level of bids outstanding is now $4.3 billion compared to $3.0 billion at this time last year.

"In the last four months we have strengthened our project management organisation and further improved our project control and supply chain management functions. It will take most of 2003 to work through the loss making and low margin contracts. Our global market expected to grow from $9 billion in 2002 to $16 billion in 2004. We are now starting to move in the right direction. We do not intend however, at this stage, to give guidance on our anticipated earnings for this year." Mr Stolt-Nielsen concluded.

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

---------------------------------------------------------- ------------------------------------------------------------
Conference Call Information                                Replay Facility details
---------------------------------------------------------- -----------------------------------------------------
Lines will open 10 minutes prior to conference call        This facility is available from 12 noon EST (5pm GMT)
                                                           Wednesday February 26th, until 5pm EST (10pm GMT),
                                                           Wednesday March 5th.

Date:               Wednesday February 26th, 2003
Time:               10am EST (3pm GMT)
                                                           Dialling from the UK:      0800 953 1533
Freephone Dial In Numbers:

UK                  0800 953 0810                          Dialling from the US:      1866 247 4222
USA                 1 866 789 2220
Norway              800 165 26                             International Dial In:     +44 1452 55 00 00
France              0805 111 340
Italy               800 782 436                            Passcode:                  801831#
Netherlands         0800 023 4612

Reservation No:     801831
-----------------------------------------------------------------------------------------------------------------------
Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
-----------------------------------------------------------------------------------------------------------------------

                                   -end text-

                                 -tables follow-


Page 3 of 7

                                           STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (in thousands, except per share data)

                                                            Three Months Ended                Twelve Months Ended
                                                      November 30,        November 30,   November 30,      November 30,
                                                         2002                2001          2002                2001
                                                     -------------       -------------  ------------       --------------

Net operating revenue                                  $ 441,069           $ 417,284    $1,437,488          $1,255,938
Operating expenses                                      (441,588)           (398,923)   (1,395,007)         (1,161,553)
                                                     -------------       -------------  ------------       --------------

Gross (loss)/profit                                         (519)             18,361        42,481              94,385

Equity in net (loss)/income of non-consolidated
  joint ventures                                          (4,230)              4,732         5,287              11,655
Administrative and general expenses                      (21,786)            (16,558)      (73,008)            (64,043)
Other operating income                                     2,157                 130         8,068               2,300
Impairment of goodwill and other intangibles            (106,435)             (7,932)     (106,435)             (7,932)
                                                     -------------       -------------  ------------       --------------

(Loss)/income from operations                           (130,813)             (1,267)     (123,607)             36,365

Non-operating (expense)/income

    Interest expense, net                                 (5,558)             (4,616)      (18,240)            (26,820)
    Foreign exchange (loss)/gain                            (316)             (1,447)          212                (323)
                                                     -------------       -------------  ------------       --------------

(Loss)/income before income taxes and minority
  interests                                             (136,687)             (7,330)     (141,635)              9,222
Income tax provision                                      (3,632)             (3,844)       (8,158)            (20,619)
                                                     -------------       -------------  ------------       --------------

(Loss) before minority interests                        (140,319)            (11,174)     (149,793)            (11,397)
Minority interests                                           595               1,236        (2,062)             (2,806)

                                                     -------------       -------------  ------------       --------------

Net (loss)                                             $(139,724)          $  (9,938)   $ (151,855)         $  (14,203)
                                                     =============       =============  ============       ==============

PER SHARE DATA
Net (loss) per share
     Basic                                             $   (1.65)          $   (0.11)   $    (1.79)         $    (0.16)
     Diluted                                           $   (1.65)          $   (0.11)   $    (1.79)         $    (0.16)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                                84,698              87,213        85,010              87,201
     Diluted                                              84,698              87,213        85,010              87,201


SELECTED  INFORMATION
Capital expenditures                                   $  15,011           $  11,778    $   54,634          $   71,366
Depreciation and amortization                          $ 134,601           $  35,479    $  202,528          $   99,682
(including the impairment of goodwill and other
intangibles)

                                 STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                            (in thousands)

                                                                  November 30,        November 30,
                                                                      2002                2001

                                                                 ----------------   -----------------

ASSETS

     Cash and cash equivalents                                        $   11,672          $   11,670

     Other current assets                                                578,703             561,297

     Fixed assets, net of accumulated depreciation                       782,843             779,471

     Other non-current assets                                             85,386             207,825

                                                                 ----------------   -----------------

               Total assets                                           $1,458,604          $1,560,263
                                                                 ================   =================
LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                                  $   15,966          $    5,240

     Current portion of

          long-term debt and capital lease obligations                        17              23,653

     Accounts payable and accrued liabilities                            539,797             465,882

     Long-term debt and capital lease obligations                        335,007             335,026

     Other non-current liabilities                                        48,725              70,440

     Shareholders' equity

          Common Shares                                                  152,524             140,457

          Class B Shares                                                  68,000              68,000

          Paid-in-surplus                                                416,677             463,615

          (Deficit)/Retained earnings                                  (117,492)              52,436

          Accumulated comprehensive loss                                   (617)            (64,486)

                                                                 ----------------   -----------------
               Total shareholders' equity                                519,092             660,022

                                                                 ----------------   -----------------
               Total liabilities and shareholders' equity             $1,458,604          $1,560,263
                                                                 ================   =================

Total interest-bearing debt and capital lease obligations,
net of cash and cash equivalents                                      $  339,318          $  352,249
                                                                 ================   =================



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

                                             STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                                      SEGMENTAL ANALYSIS
                                                        (in thousands)

The Company has seven reportable segments based on geographical regions: Asia Pacific, North America, Norway, SEAME (a), South
America, UK and Corporate. Management may from time to time change the segmentation of the business, which will result in a restatement of the figures.

------------------------------------------------------------------------------------------------------------------------------
For the three months ended             Asia       North                             South
November 30, 2002                     Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external      $ 5,818   $  35,526    $ 26,560   $247,406   $13,089   $ 70,327  $ 42,343    $  441,069
Net operating revenue - internal(b)   $   534   $   9,296    $  6,691   $ 51,901   $ 3,632   $ 18,689  $  1,454    $       -
(Loss)/income from operations         $(3,387)  $(104,405)   $  4,547   $(18,822)  $ 2,886   $  4,871  $(16,503)   $ (130,813)
    Interest expense, net                                                                                          $   (5,558)
    Foreign exchange loss                                                                                          $     (316)
------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                           $ (136,687)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
For the three months ended             Asia       North                             South
November 30, 2001                     Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external      $14,911  $ 115,482     $ 27,459   $144,784   $12,707   $ 71,643  $ 30,298    $  417,284
Net operating revenue - internal (b)  $ 4,674  $  62,514     $ 14,135   $ 39,762   $ 7,065   $ 23,801  $   (397)   $        -
Income/(loss) from operations (c)     $   587  $(21,324)     $  2,578   $  5,269   $ 4,256   $ (6,148) $ 13,515    $   (1,267)
    Interest expense, net                                                                                          $   (4,616)
    Foreign exchange loss                                                                                          $   (1,447)
------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                           $   (7,330)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
For the twelve months ended            Asia       North                             South
November 30, 2002                     Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external      $25,677    $ 190,460   $105,830   $702,764   $52,012   $229,795  $130,950    $1,437,488
Net operating revenue - internal (b)  $ 1,385    $  52,119   $ 26,194   $118,672   $13,458   $ 65,065  $  4,590    $        -
(Loss)/income from operations         $(3,277)   $(111,728)  $ 15,394   $(19,380)  $12,587   $ (4,359) $(12,844)   $ (123,607)
    Interest expense, net                                                                                          $  (18,240)
    Foreign exchange gain                                                                                          $      212
------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                           $ (141,635)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
For the twelve months ended            Asia       North                             South
November 30, 2001                     Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external      $39,437    $ 276,681   $110,631   $520,207   $50,472   $214,721  $ 43,789    $1,255,938
Net operating revenue - internal (b)  $ 4,255    $  78,970   $ 36,768   $ 78,311   $12,674   $ 53,080  $  4,657    $        -
Income/(loss) from operations (c)     $   392    $ (27,980)  $ 10,724   $ 30,132   $10,675   $  2,738  $  9,684    $   36,365
    Interest expense, net                                                                                          $  (26,820)
    Foreign exchange loss                                                                                          $     (323)
------------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                                                                         $    9,222
------------------------------------------------------------------------------------------------------------------------------
(a)  SEAME is defined as Southern Europe, Africa and the Middle East
(b)  Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero
(c)  Income/(loss) from operations reflects the reclassification of items previously disclosed as 'other non-operating income/(expense)'.
------------------------------------------------------------------------------------------------------------------------------
As of November 30, 2002                Asia       North                             South
                                      Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Segment assets                        $29,266    $ 127,324   $ 34,510   $408,020   $88,806   $107,914  $649,360    $1,445,200
Unallocated amounts:
Cash and cash equivalents                                                                              $ 11,672    $   11,672
Restricted cash deposits                                                                               $  1,732    $    1,732
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                       $1,458,604
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
As of November 30, 2001                Asia       North                             South
                                      Pacific    America     Norway     SEAME(a)   America      UK     Corporate         Total
------------------------------------------------------------------------------------------------------------------------------
Segment assets                        $37,449    $ 325,613   $ 55,475   $294,267   $87,517   $ 81,050  $665,926    $1,547,297
Unallocated amounts:
Cash and cash equivalents                                                                              $ 11,670    $   11,670
Restricted cash deposits                                                                               $  1,296    $    1,296
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                       $1,560,263
------------------------------------------------------------------------------------------------------------------------------

     One customer accounted for more than 10% of the Company's revenue in the quarter and two customers each individually accounted for more than 10% in the twelve months ended November 30, 2002, respectively. The revenue from these customers was $143.9 million for the quarter and $432.7 million for the twelve months and was attributable to the Norway, SEAME,
       UK, Asia Pacific and North America segments. In the quarter ended November 30, 2001, and the twelve months ended
    November 30, 2001, two customers each individually accounted for more than 10% of the revenue. The revenue from these customers was $120.9 million for the quarter and $400.6 million for the twelve months ended November 30, 2001. These revenues were attributable to the SEAME and North America segments.

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

                                           STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                              ANALYSIS OF NON-RECURRING ITEMS
                                           (in millions, except per share data)

                                                                   Three months ended            Twelve months ended
                                                                ---------------------------------------------------------
                                                                November 30,   November 30,  November 30,  November 30,
                                                                    2002           2001          2002          2001
                                                                ---------------------------------------------------------
Net income (loss) as reported                                    $  (139.7)     $   (9.9)      $  (151.9)      $  (14.2)

      Non-recurring items:

      Charge for impairment of goodwill                              106.4             -           106.4              -

      Charge for impairment of fixed assets                            9.0             -             9.0              -

      Gain on disposal of assets, net                                    -             -            (8.0)             -

      Charge for impairment of Comex trade name                          -           7.9               -            7.9

                                                                ------------  ------------   ------------- --------------
Income (loss) before non-recurring items                          $  (24.3)     $   (2.0)       $  (44.5)      $   (6.3)
                                                                ============  ============   ============= ==============
PER SHARE DATA
Net income (loss) as reported                                     $  (1.65)     $  (0.11)       $  (1.79)      $  (0.16)

      Non-recurring items:

      Charge for impairment of goodwill                               1.25             -            1.25              -

      Charge for impairment of fixed assets                           0.11             -            0.11              -

      Gain on disposal of assets, net                                    -             -           (0.09)             -

      Charge for impairment of Comex trade name                          -          0.09               -           0.09

                                                                ------------  ------------   ------------- --------------
Income (loss) before non-recurring items                          $  (0.29)     $  (0.02)       $  (0.52)      $  (0.07)
                                                                ============  ============   ============= ==============

Average Shares Outstanding                                          84,698        87,213          85,010         87,201


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